SECUI 06004385 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65639

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Petersen & Ramistella, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2340 Garden Road, Suite 202
(No. and Street)

Monterey,	California	93940
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth Petersen 831-372-3426
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260		Los Angeles, CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Petersen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Petersen & Ramistella, as of **December 31,** 20**05**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Vice President

Title

(SEE ATTACHED)
CRISTOFER A CABANILLAS

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of **Cash Flows.**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of CA)

County of MONTEREY)

On 2/22/06 before me, CRISTOFER A. CABANILLAS
(here insert name and title of the officer)

personally appeared KENNETH PETERSEN

personally known to me (or ~~proved to me on the basis of satisfactory evidence~~) to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity(~~ies~~), and that by his/~~her~~/~~their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

WITNESS my hand and official seal.

[signature]

Signature of Notary Public

CRISTOFER A. CABANILLAS
Commission # 1442629
Notary Public - California
Monterey County
My Comm. Expires Sep 30, 2007

(Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

OATH OR AFFIRMATION
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages (2) Document Date 2/22/06

(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☒ Individual (s)
- ☐ Corporate Officer

(Title)

- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other

INSTRUCTIONS FOR COMPLETING THIS FORM

Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
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- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they~~, is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
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- Signature of the notary public must match the signature on file with the office of the county clerk.
  - Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - Indicate title or type of attached document, number of pages and date.
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- Securely attach this document to the signed document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

PETERSEN & RAMISTELLA, INC.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2005

2340 Garden Road, Suite 202
Monterey, CA 93940

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Petersen & Ramistella, Inc.
Monterey, California

I have audited the accompanying statement of financial condition of Petersen & Ramistella, Inc. as of December 31, 2005 and related statements of income (loss), changes in shareholders' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Petersen & Ramistella, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Petersen & Ramistella, Inc. as of December 31, 2005 and the results of its operations, shareholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner, C.P.A.

Los Angeles, California
February 15, 2006

PETERSEN & RAMISTELLA, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	
Checking	$ 12,491
Accounts receivable	
Clients	20,010
Related party - rent	2,919
	22,929
Prepaid expenses	1,476
Organization costs less accumulated amortization of $1,796	1,779
	3,255
TOTAL ASSETS	$ 38,675

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 583
Accrued liabilities	266
TOTAL LIABILITIES	849
SHAREHOLDERS' EQUITY	
Common stock, no par value, 100,000 shares authorized; 2,000 shares outstanding	46,100
Deficit	(8,274)
TOTAL SHAREHOLDERS' EQUITY	37,826
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 38,675

See Accompanying Notes to Financial Statements.

PETERSEN & RAMISTELLA, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	
Fees	$ 751,939
Commissions	274,247
Other	14,585
TOTAL REVENUE	1,040,771
EXPENSES	
Commissions	964,839
Operating expenses – page 11	59,230
TOTAL EXPENSES	1,024,069
INCOME BEFORE INCOME TAXES	16,702
FEDERAL TAX PROVISION	0
FRANCHISE TAX PROVISION	800
NET INCOME	$ 15,902

See Accompanying Notes to Financial Statements.

PETERSEN & RAMISTELLA, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock Shares	Common Stock	Deficit	Total
Balance, December 31, 2004	2,000	$46,100	$(24,176)	$ 21,924
Net Income			15,902	15,902
Balance, December 31, 2005	2,000	$46,100	$(8,274)	$ 37,826

See Accompanying Notes to Financial Statements.

PETERSEN & RAMISTELLA, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:	
Net (loss)	$ 15,902
Amortization	600
Changes in operating assets and liabilities:	
Accounts receivable	(16,390)
Prepaid expense	78
Accounts payable	257
Accrued liabilities	26
Net cash used in operating activities	473
Cash Flows from Investing Activities:	--
Cash Flows from Financing Activities:	--
Net increase in cash	473
Cash at beginning of year	12,018
Cash at December 31, 2005	$ 12,491
Supplemental Cash Flow Information:	
Cash paid for income taxes	$ 800
Cash paid for interest	$ --

See Accompanying Notes to Financial Statements.

PETERSEN & RAMISTELLA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - ORGANIZATION

Petersen & Ramistella (PRI or the Company) is a registered broker dealer under the Securities Exchange Act of 1934 and is a registered investment advisor. PRI was incorporated September 12, 2002 in California and became a member of the National Association of Securities Dealers March 9, 2003.

The Company's sole office is in Monterey, California and is run by two principals, Messrs. Petersen and Ramistella. PRI receives fees from clients and commissions from mutual fund trailers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company's financial statements are maintained on the accrual basis of accounting.

B. The Company files its tax return on the cash basis of accounting. Deferred taxes for timing differences, principally accrual basis versus cash basis, are accounted for as deferred taxes.

C. Organization costs are amortized over sixty months by the straight line method.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2005, the net capital was $11,643, which exceeded the required minimum capital by $6,643. The aggregate indebtedness to net capital percentage is 7.3%.

NOTE 4 – PROVISION FOR INCOME TAXES

The Company has elected to be treated as a Small Business Corporation starting January 1, 2005. All the income or losses will be passed through to each individual shareholder and taxes are paid at each individual shareholder's rate.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company sub leases a portion of its office facility (41.98%) to a related party (MBA Business Services, Inc.) controlled by Mr. Petersen.

NOTE 7 – CONTINGENCIES

PRI leases office space for $2,678 per month. The lease which includes a cost of living increase became effective April 1, 2003 and runs through March 31, 2005 with the option of a one year renewal. The Company exercised the option in 2005.

PETERSEN & RAMISTELLA, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 37,826
Non allowable assets - Page 9	(26,183)
NET CAPITAL	$ 11,643
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- .067% of net aggregate indebtedness	$ 57
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL (DEFICIENCY)	$ 6,643
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$ 11,558
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 849
Percentage of aggregate indebtedness to net capital	7.3%

RECONCILIATION

The following is a reconciliation as of December 31, 2005 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

NONE REQUIRED

See Accompanying Notes to Financial Statements.

PETERSEN & RAMISTELLA, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2005

NON-ALLOWABLE ASSETS

Accounts Receivable – Clients	$20,010
Accounts Receivable – Related Party	2,919
Prepaid Expense	1,475
Organization Costs	1,779
	$26,183

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Petersen & Ramistella
Monterey, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of operating expenses for the year ended December 31, 2005 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 15, 2006

PETERSEN & RAMISTELLA, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2005

Advertising	$ 2,100
Amortization	600
Bank Service Charge	20
Insurance	795
Internet	900
Janitorial	1,044
Licenses and Permits	4,195
Office Expense	1,481
Payroll Taxes	598
Postage and Delivery	2,572
Professional Fees	14,907
Rent	18,645
Repair	195
Security	306
Solicitor Fee	1,920
Telephone	2,421
Utilities	1,531
Wages	5,000
Total	$59,230

See Accompanying Notes to Financial Statements.

PART II

PETERSEN & RAMISTELLA, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2005

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Petersen & Ramistella, Inc.
Monterey, California

In planning and performing my audit of the financial statements of Petersen & Ramistella, Inc. (the "Company") for the year ended December 31, 2005, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
February 15, 2006